UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rightside Group, Ltd.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76658B100

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 76658B100	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,710 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 997,710 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,710 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the warrants to purchase shares of Common Stock (the “Warrants”) of Rightside Group, Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Warrants entitle the holders thereof to purchase the number of shares of Common Stock of Rightside Group, Ltd. reported above.
(2)	Based on (a) 19,196,585 shares of Common Stock of Rightside Group, Ltd. outstanding as of March 4, 2016 as reported by Rightside Group, Ltd. in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2016, and (b) 997,710 shares of Common Stock of Rightside Group, Ltd. issuable upon exercise of the Warrants, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 76658B100	Page 3 of 4

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 2014 (the “Schedule 13D”), relating to shares of Common Stock, $0.0001 par value (the “Common Stock”), of Rightside Group, Ltd., a Delaware corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 4.9% of the shares of Common Stock outstanding based on (i) 19,196,585 shares of Common Stock outstanding as of March 4, 2016 as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2016, and (ii) 997,710 shares of Common Stock issuable upon exercise of the Warrants, computed in accordance with Rule 13d-3(d)(1). The Reporting Person has sole voting and dispositive power over the shares of Common Stock issuable upon exercise of the Warrants.

(c) There have been no purchases or sales of shares of Common Stock during the past 60 days by the Reporting Person (or its affiliates). This filing is being voluntarily made to update the ownership percentage of the Reporting Person due to a change in the number of shares outstanding of the Issuer.

(d) Not applicable.

(e) On or around March 4, 2016, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

CUSIP No. 76658B100	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel & Chief Compliance Officer